Exhibit 99.1

News Release
www.srtelecom.com
For more information:

Mr. William E. Aziz, Interim President and CEO	Rick Leckner, Maison Brison
(514) 335-2429 Ext.4613	(514) 731-0000

SR Telecom announces conversion of $10 million
of its 10% Convertible Debentures

MONTREAL, November 28, 2005 - SR Telecom Inc. (TSX: SRX; Nasdaq: SRXA) announced today that $10 million of its outstanding 10% Secured Convertible Debentures due October 15, 2011 (the “10% Convertible Debentures”) will be converted on a pro rata basis among all holders of 10% Convertible Debentures into approximately 46.1 million common shares and the accrued interest that is payable in kind will convert into approximately 1.2 million common shares on November 30, 2005 at the conversion price of approximately $0.217 per common share. The conversion is mandatory under the terms of the 10% Convertible Debentures. Approximately $75.5 million of 10% Convertible Debentures are outstanding as of the date hereof. Following the mandatory conversion, there will be outstanding approximately $65.5 million of 10% Convertible Debentures and approximately 64.9 million common shares.

In addition, from and after November 30, 2005, the remaining outstanding 10% Convertible Debentures will be convertible into common shares at the option of the holder at the conversion price of approximately $0.217 in accordance with the terms of such 10% Convertible Debentures.

About SR Telecom

SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetryTM are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.